Exhibit 12.1

PMC-SIERRA, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31, 2011	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007
Earnings:
Income (loss) before income taxes and before income from equity investees	$80,883	$113,324	$51,101	$58,280	$(40,385)
Fixed charges:
Interest expense and amortization of debt issue costs	$6,697	$5,979	$4,828	$9,263	$14,234
Rental interest factor(1)	$4,295	$3,755	$3,594	$3,618	$3,601

Total fixed charges	$10,992	$9,734	$8,422	$12,881	$17,835

Earnings (loss) available to cover fixed charges	$91,875	$123,058	$59,523	$71,161	$(22,550)

Ratio of earnings to fixed charges(2)	8.4x	12.6x	7.1x	5.5x	—

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. Earnings consist of income (loss) before provision for income taxes less income from equity investees plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that the Company believes to be a reasonable approximation of the interest factor included in rental expense.

(1)	The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.

(2)	Earnings were inadequate to cover fixed charges by $22.6 million for fiscal year ended December 30, 2007.